UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AUGUST 4, 2010

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Reduction in Inter-Company Balance

As of March 31, 2010, CDC Corporation (the “Company”) accumulated an aggregate of approximately $30.3 million in inter-company liabilities (the “Inter-Company Balance”) owed to its subsidiary, CDC Software Corporation (“CDC Software”).

On August 4, 2010, the Company reduced the Inter-Company Balance by $3.0 million, in a transaction approved by the boards of directors of both companies, through the payment of $1.8 million in cash, and the transfer of an aggregate of 134,095 class A ordinary shares of CDC Software held by its subsidiary, to a subsidiary of CDC Software, at a price of $8.95 per share, the average closing price for CDC Software’s American Depositary Receipts on the NASDAQ Global Market for the ninety (90) trading day period ended July 30, 2010.

The Company plans to continue to further reduce the amount of the Inter-Company Balance from time to time.

Resignation of Chief Accounting Officer

Gregor Morela, Chief Accounting Officer of CDC Corporation (the “Company”) and CDC Software Corporation (“CDC Software”), resigned from his position with the Company and CDC Software, and has accepted a senior officer position with an affiliate of BBMF K.K. CDC Games International Corporation, a subsidiary of the Company, holds shares representing a 19.9% interest in BBMF K.K.

Mr. Morela’s departure was not the result of any disagreements with the Company or CDC Software regarding financial or accounting matters.

Mr. Stephen Dexter has replaced Mr. Morela as Chief Accounting Officer of the Company and CDC Software.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2010

CDC CORPORATION

By:	/s/ Donald L. Novajosky
Name:	Donald L. Novajosky
Title:	Vice President, Associate General Counsel & Secretary